DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California  94303-2214
www.dlapiper.com

Brad Rock
brad.rock@dlapiper.com
T   650.833.2111
F   650.687.1191

VIA EDGAR TRANSMISSION June 3, 2011

Mr. Jay Ingram
Ms. Jessica Kane
U.S. Securities and Exchange Commission
Office of the Secretary
100 F Street, N.E.
Washington, D.C.  20549

Re:         Westinghouse Solar, Inc. (f/k/a Akeena Solar, Inc.)
Amendment No. 1 to Registration Statement on Form S-3
Filed May 13, 2011
File No. 333-172939

Dear Mr. Ingram and Ms. Kane:

On behalf of our client, Westinghouse Solar, Inc., a Delaware corporation (the “Company”) we submit the following in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated May 26, 2011, to Barry Cinnamon, Chief Executive Officer of the Company (the “Comment Letter”). The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.  For your convenience, your comments have been reproduced in italics below, together with the responses.  The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-3 (the “Second Amendment”).  Capitalized terms used and not defined herein have the meanings given to such terms in the Second Amendment.

General

1.
We note that in footnote three to the Registration Fee Table and on pages 5 and 13, you state that there are 1,700,002 shares of common stock issuable upon the exercise of the outstanding Series K Warrants, which would change the number of shares being registered to 3,936,002 rather than 3,936,000.  Please advise or revise your disclosure accordingly.

Response:

In response to the comment, the number of shares of common stock to be registered based on an estimate of the number of shares to be issuable as dividends within 18 months of the date of original issuance of the Series B Preferred Stock has been reduced by 2 shares, such that the total number of shares being registered remains 3,936,000.

2.
We note the representations included at the end of your response letter did not conform to the requested representations at the end of our comment letter dated April 13, 2011.  In your next response letter, please include the representations exactly as set forth below:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

This letter includes the requested verbatim representations.

Mr. Jay Ingram
June 3, 2011

3.
We note your response to comment three in our letter dated April 13, 2011.  In an appropriate section of your registration statement, please disclose that the Securities Purchase Agreement under which the Series B Preferred and Series K Warrants were issued included provisions prohibiting the purchasers from holding short positions in the company’s stock between the signing and the closing of the transaction.  However, after the closing of the transaction, there are no contractual provisions prohibiting the investors from holding short positions.  Please also disclose that none of those selling stockholders currently has an existing short position in the Company’s common stock.

Response:

In response to the comment, the additional requested disclosure has been added under the subheading “February 2011 Private Placement Transaction; Effect of Potential Conversion Price and Exercise Price Adjustments” in the Selling Stockholder section of the prospectus.

Selling Stockholders, Page 10

4.
We note your response to comment seven in our letter dated April 13, 2011.  In this section of your registration statement, please disclose that the selling shareholder purchased (or, with respect to warrants, will purchase) the securities to be resold in the ordinary course of their business, and at the time of purchase or receipt of these securities, none of the selling stockholders had any agreements or understandings, directly or indirectly, with any person to distribute those securities.

Response:

In response to the comment, the additional requested disclosure has been added at the end of the second paragraph of the Selling Stockholder section of the prospectus.

5.
We note your response to comment eight in our letter dated April 13, 2011.  In this section of your registration statement, please disclose that, with the exception of Genesis Select Corporation, the selling shareholders are not broker-dealers or affiliates of broker dealers.

Response:

In response to the comment, the additional requested disclosure has been added at the end of the second paragraph of the Selling Stockholder section of the prospectus.

Exhibit 5.1 – Legal Opinion of DLA Piper LLP (US)

6.	Please arrange for counsel to opine that the shares of common stock are duly authorized instead of will be duly authorized.

Response:

In response to the comment, counsel has revised the legal opinion, as filed with the Second Amendment.

In addition, pursuant to your request, on behalf of the Company we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
 the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge the Staff’s reference to the Rules 460 and 461, and the Staff’s requests for acknowledgements by the Company in connection with any request by the Company for acceleration of the effective date of the Registration Statement.

Mr. Jay Ingram
June 3, 2011

We would be happy to answer any further questions or provide additional information as requested by the Staff. I can be reached directly at (650) 833-2111, or you may contact the Company’s Chief Financial Officer, Margaret Randazzo, at (408) 402-9471.

Very truly yours,

DLA Piper LLP (US)

Brad Rock

cc:          Barry Cinnamon, CEO, Westinghouse Solar, Inc.
Margaret Randazzo, CFO, Westinghouse Solar, Inc.
Angela Lipanovich, General Counsel, Westinghouse Solar, Inc.
Carlos E. Rivas, DLA Piper LLP (US)